

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 15, 2023

Qingfeng Feng
Chief Executive Officer
Lotus Technology Inc.
No. 800 Century Avenue
Pudong District, Shanghai
People's Republic of China

> **Re: Lotus Technology Inc.**
> **Amendment No. 2 to Registration Statement on Form F-4**
> **Filed December 5, 2023**
> **File No. 333-275001**

Dear Qingfeng Feng:

We have reviewed your amended registration statement and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 2 to Registration Statement on Form F-4 filed December 5, 2023

Summary of the Proxy Statement/Prospectus
Permissions Required from the PRC Authorities for Lotus Tech's Operations, page 35

1.   If you will be requesting effectiveness of your Form F-4 registration statement before completing the CSRC process, please confirm in writing that you will notify us promptly of any changes to your disclosure regarding or requested by the CSRC.

Please contact Kevin Stertzel at 202-551-3723 or Melissa Gilmore at 202-551-3777 if you have questions regarding comments on the financial statements and related matters. Please contact Thomas Jones at 202-551-3602 or Erin Purnell at 202-551-3454 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Shu Du, Esq.